

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 4, 2011

Via E-mail
R. Scott Vansant
Vice President, Secretary and Chief Financial Officer
Euramax International, Inc.
5445 Triangle Parkway, Suite 350
Norcross, GA 30092

> **Re:** **Euramax International, Inc.**
> **Amendment No.1 to Registration Statement on Form S-4**
> **Filed October 21, 2011**
> **File No. 333-176561**

Dear Mr. Vansant:

We have reviewed your registration statement and have the following comments.

General

1. Please note that any comments regarding your confidential treatment request will be sent under separate cover and we will not consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Summary Historical Consolidated Financial Data, page 17

2. We have read your response to comment seven in our letter dated September 26, 2011 and note the revision made to page 18. Please tell us if management's calculation of Adjusted EBITDA is the same as that used in the calculation of certain of the covenants under your debt instruments. If so, it is not clear that non-recurring consulting, legal and professional fees, as well as non-recurring gains and losses are contemplated by the definition of Adjusted EBITDA as set forth in Exhibit 10.1. Please explain.

Management's Discussion and Analysis, page 59

Liquidity and Capital Resources, page 76

3. We have read your revision to pages 80-81 in response to comment 10 in our letter dated September 26, 2011. You state on page 80 that non-compliance with the covenants under the indenture governing the exchange notes could result in an event of default under the

indenture and, under certain circumstances, a requirement to immediately repay all amounts outstanding under the notes and could trigger a cross-default under your senior secured credit facilities or other indebtedness you may incur in the future. However, on page 81 you state the fixed charge coverage ratio and the secured debt ratio under the indenture limit only your ability to incur additional indebtedness and that there are no events of default or other penalties incurred as a result of not meeting the minimum or exceeding the maximum ratios. Because you have not met the required ratios under the indenture, please explain these apparent contradictory statements.

Exhibit 5.1 – Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP

4.   We note the revised opinion in response to comment 30 in our letter dated September 26, 2011. Please have counsel further revise clause (ii) in the second full paragraph on page two of the opinion to expand the parenthetical clause "(other than the Company)" to also include the Guarantors.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dieter King for

Pamela A. Long
Assistant Director

cc: Michael A. Levitt, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP